Exhibit 99.1

 Diversified Energy Company PLC
(“Diversified” or the "Company")

Announcement of Fixed Income Investor Meetings

Diversified Energy Company PLC (LSE: DEC) (NYSE: DEC) (“Diversified” or the “Company”), an independent energy company focused on natural gas and liquids production, transportation, marketing and well retirement, today announces that it has mandated DNB Markets, a part of DNB Bank ASA, as Sole Bookrunner to arrange a series of fixed income investor calls commencing March 24, 2025. Following such fixed-income investor calls, the Company intends to commence an offering of four-year US$ denominated senior secured notes, subject inter alia to market conditions (the “Contemplated Bond Offering”).

The Company intends to use the net proceeds from the Contemplated Bond Offering to repay existing debt and for general corporate purposes.

The Contemplated Bond Offering, if issued, will be offered in the United States or its territories only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “U.S. Securities Act”). The Contemplated Bond Offering, if issued, will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute or form a part of any offer to sell or the solicitation of an offer to buy any securities of Diversified, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful, and is being issued in the United States pursuant to and in accordance with Rule 135c under the Securities Act.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified
Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our unique differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning Diversified and the Contemplated Bond Offering. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements reflect Diversified’s beliefs and expectations, are based on numerous assumptions regarding Diversified’s present and future business strategies and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements will come to pass. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond Diversified’s ability to control or estimate precisely. Factors that may cause actual results to differ materially from the forward-looking statements contained in this announcement include the risk factors described in the “Risk Factors” section in Diversified’s Annual Report and Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of their date and neither Diversified nor any of its directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. You are cautioned not to place undue reliance on such forward-looking statements.

Important Notice to UK and EU Investors
This announcement is directed at and is only being distributed to persons: (a) if in member states of the European Economic Area, "qualified investors" within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (the "Prospectus Regulation") ("Qualified Investors"); or (b) if in the United Kingdom, “qualified investors” within the meaning of Article 2(e) of the UK version of Regulation (EU) 2017/1129 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, who are (i) persons who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) persons who fall within Article 49(2)(a) to (d) of the Order; or (c) persons to whom they may otherwise lawfully be communicated (each such person above, a "Relevant Person"). No other person should act or rely on this announcement and persons distributing this announcement must satisfy themselves that it is lawful to do so. This announcement must not be acted on or relied on by persons who are not Relevant Persons, if in the United Kingdom, or Qualified Investors, if in a member state of the EEA. Any investment or investment activity to which this announcement or the the Contemplated Bond Offering relates is available only to Relevant Persons, if in the United Kingdom, and Qualified Investors, if in a member state of the EEA, and will be engaged in only with Relevant Persons, if in the United Kingdom, and Qualified Investors, if in a member state of the EEA.